Exhibit (a)(1)(E)
Stock Option Exchange Login ID
Dear Employee
You should have received an email entitled “Stock Option Exchange Offer Material” with details about the Exchange Program earlier today. In the email was a temporary password to log into your account at https://flextronics.equitybenefits.com. To make your Option Exchange Election more convenient, your login information has been listed below. Your account is currently active and you can feel free to log into the account. As a reminder, the offer expires at 2:00 p.m., Pacific Time on August 11, 2009, unless extended by Flextronics.
If you have additional questions about the Exchange or are having difficulties logging into your account, please email questions to sjc.stockadmin@flextronics.com or call the Stock Plan Administration hotline at 408-956-6731.
Login ID: XXXXXX